

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2020

William Wei Huang
Chief Executive Officer
GDS Holdings Limited
F4/F5, Building C, Sunland International
No. 999 Zhouhai Road
Pudong, Shanghai 200137
People's Republic of China

> **Re: GDS Holdings Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2019**
> **Filed April 17, 2020**
> **File No. 001-37925**

Dear Mr. Wei Huang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology